Exhibit 99.24

AMENDMENT NO. 5

TO THE

CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION

WHEREAS, The Chubb Corporation (“Chubb” or the “Company”) maintains the Capital Accumulation Plan of The Chubb Corporation, as amended and restated effective January 1, 2012 (as it may be amended from time to time, the “CCAP” or the “Plan”); and

WHEREAS, Chubb has entered into an Agreement and Plan of Merger, dated as of June 30, 2015, with ACE Limited, a company organized under the laws of Switzerland (“ACE”), and William Investment Holdings Corporation, a New Jersey corporation and wholly owned subsidiary of ACE (“Merger Sub”) (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Chubb, with Chubb surviving the merger (the “Merger”); and

WHEREAS, pursuant to the Merger Agreement, ACE has requested that Chubb terminate the CCAP as of the date immediately preceding the “Effective Time” (as defined in the Merger Agreement); and

WHEREAS, the Board of Directors of Chubb has determined, as required by the Merger Agreement, that the CCAP shall be terminated as of the day immediately preceding the Effective Time; and

WHEREAS, capitalized terms that are not defined herein shall have the same meanings given to such terms in the Plan.

NOW, THEREFORE, in accordance with Section 16.1 of the Plan, the Plan is hereby amended, effective as of the day immediately preceding, and subject to the occurrence of, the Effective Time, as follows:

1.	Plan Termination. As required by the Merger Agreement, the CCAP shall be terminated effective as of 11:59 P.M. Eastern Time the day immediately preceding the Effective Time (the “Plan Termination Date”).

2.	Vesting. In accordance with Section 411(d)(3) of the Internal Revenue Code, the accounts of affected CCAP Participants shall become 100% vested on the Plan Termination Date.

3.	Freezing of Benefits. Effective as of the Plan Termination Date, all benefits under the CCAP shall be “frozen”, and no additional contributions shall be made to the Plan after the Plan Termination Date, other than contributions that relate to Compensation paid prior to the Plan Termination Date or as may be required to comply with the terms of the CCAP. To the extent any Salary Deferral Contributions would otherwise be contributed to the CCAP that relate to compensation paid after the Plan Termination Date, such amounts shall be returned to Participants as a “mistake of fact”. Notwithstanding any provisions to the contrary, and in addition to the foregoing, Employer Contributions-related adjustments and corrections may be made to Participant accounts.

4.	True-Up Matching Contributions. Section 4.1(B) of the CCAP is amended to include the following at the end thereof: “Notwithstanding any other provision in this Section 4.1(B), a True-Up Matching Contribution shall be made for the 2015 Plan Year, even if such Contribution is made after the Plan Termination Date. For purposes of the “short” Plan Year that shall run from January 1, 2016, until the Plan Termination Date, no True-Up Matching Contributions shall be made to the Plan.”

5.	Loans. Section 11.3 of the CCAP is amended to provide for the following subsection (C): “Effective as of December 31, 2015, no new loan applications shall be accepted by the CCAP.”

6.	Compensation. Section 1.10 of the CCAP is amended to include the following at the end thereof: “Notwithstanding any provisions of the CCAP to the contrary, all bonus payments to Participants in 2015 and 2016 attributable to both the 2015 and the 2016 calendar years shall be taken into consideration for purposes of determining Compensation under the CCAP, if paid before the Plan Termination Date.”

7.	Stock Fund. Effective as of the Effective Time, and until such time as all Plan assets are distributed in full, the Company stock funds (as described in Section 6.5(A)(1) of the Plan) shall be replaced with a stock fund designed to invest in ACE common shares (the “ACE Share Fund”), and Participants who hold Company Stock through the Company stock funds under the Plan shall, subject to the availability of one or more effective registration statements (including the prospectuses relating thereto) that satisfy the applicable requirements of the Securities Act of 1933 with respect to transactions involving current and/or former employees of the Company (which shall, in no event be available no later than 71 calendar days after the filing deadline for the initial report on Form 8-K triggered by the occurrence of the Effective Time Form pursuant to General Instruction B of Form 8-K), be permitted to reinvest the cash portion of the “Merger Consideration” (as defined in the Merger Agreement) received in respect of such Company Stock into the ACE Share Fund.

8.	Effectiveness; No Other Changes. The effectiveness of this Amendment is subject to the occurrence of the Effective Time. If the Effective Time does not occur, this Amendment will cease to be effective and will be null and void ab initio. Except as otherwise set forth in this Amendment No. 5, all other provisions of the CCAP shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the Employee Benefits Committee of Chubb has caused this Amendment No. 5 to be duly executed as of January 13, 2016.

EMPLOYEE BENEFITS COMMITTEE OF THE CHUBB CORPORATION

By:	/s/ Carolyn Kennedy
Carolyn Kennedy
Chairperson

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